SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim

Name:	Thomas Bum Joon Kim

Title:	Managing Director

By:	/s/ Young Jin Kim

Name:	Young Jin Kim

Title:	Director

KT

2011 1Q Earnings Release

Investor Relations May 6, 2011

Disclaimer

1

This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.

The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.

Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.

The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Financial Highlights

I.Financial Highlights (Consolidated)

1.Consolidated Income Statement

2.Consolidated Statement of Financial Position

3.CAPEX(KT Separate)

2

3

I. Financial Highlights1. Consolidated Income Statement

✓1Q11 OP Won 726.3bn/ 1Q11 NP Won 555.2bn

Operating Revenue Won 5.3tr

•Boosting wireless data revenue and an addition of KT Skyliferevenue in the consolidated base were the main drivers leading to 6.1% YoYgrowth.

Operating Expense Won 4.58tr

•Though selling expense continued to bulge, well controlled general expense and cost of service provided were the main reasons for 4.5% QoQreduction.

1Q 10 4Q 10 1Q 11 QoQ YoY

Operating revenue 4,998.3 5,148.1 5,303.7 3.0% 6.1%

Operating expense 4,549.0 4,794.5 4,577.4 -4.5% 0.6%

Operating income 449.3 353.6 726.3 105.4% 61.7%

Financial income(loss)and others -69.6 -95.5 -60.1 -37.1% -13.7%

Income before income taxes 379.6 258.1 666.2 158.1% 75.5%

Net income 300.6 189.3 555.2 193.3% 84.7%

EBITDA 1,515.1 1,051.0 1,452.4 38.2% -4.1%

EBITDA margin 30.3% 20.4% 27.4% 7.0%p -2.9%p

(unit: billion KRW)

IFRS

4

I. Financial Highlights

IFRS

1Q 10 4Q 10 1Q 11 QoQ YoY

Assets 26,220.4 26,941.6 28,198.4 4.7% 7.5%

Cash and cashequivalents 1,148.4 1,161.6 1,140.8 -1.8% -0.7%

Liabilities 15,685.6 15,587.5 16,635.1 6.7% 6.1%

Borrowings 10,188.0 9,382.4 10,094.0 7.6% -0.9%

Equity 10,534.8 11,354.1 11,563.3 1.8% 9.8%

Capitalstock 1,564.5 1,564.5 1,564.5 0.0% 0.0%

Net Debt 9,039.7 8,220.7 8,953.2 8.9% -1.0%

Liabilities to Equity Ratio(%) 148.9% 137.3% 143.9% 6.6%p -5.0%p

Debt toEquity Ratio (%) 96.7% 82.6% 87.3% 4.7%p -9.4%p

Net Debt toEquity Ratio (%) 85.8% 72.4% 77.4% 5.0%p -8.4%p

2. Consolidated Statement of Financial Position

(unit: billion KRW)

5I. Financial Highlights

CAPEX

(KTSeparate) 1Q 10 4Q 10 1Q 11 QoQ YoY

Wireless 77.8 483.9 363.1 -25.0% 366.7%

-Mobile 51.9 243.0 301.2 24.0% 480.3%

Wireline 362.0 616.7 267.6 -56.6% -26.1%

-Internet 184.4 170.5 88.6 -48.0% -52.0%

-Infra. 88.6 237.3 51.6 -78.3% -41.8%

Overhead 41.0 138.2 58.2 -57.9% 42.0%

Total 480.8 1,238.8 688.9 -44.4% 43.3%

3. CAPEX

(unit: billion KRW)

Business Overview

II. Business Overview (Consolidated)

1.Wireless Service

2.Telephone Service

3.Internet Service

4.Other Services

5.Operating Expense

6

7II. Business Overview

Mobile subscribers

Smartphone subscribers

1Q 10 4Q 10 1Q 11 QoQ YoY

Voice 1,100.6 1,086.2 990.0 -8.9% -10.0%

Data 348.6 430.5 486.2 12.9% 39.5%

Inter-connection 212.4 175.2 191.1 9.1% -10.0%

Others 72.9 92.2 92.6 0.4% 27.0%

Total 1,734.6 1,784.1 1,760.0 -1.4% 1.5%

Results

Status

(KT only/unit: thousand)

1. Wireless

✓Continuing wireless data revenue growth stemmed from expanding smartphonesubscribers

✓Securing competitive edge with broader smartphoneline-ups and stronger 3W network base

?Voice revenue

•Introduction of per-second billing and increasing revenue discount tariff plans led to QoQand YoYrevenue erosion.

?Data revenue

•Expanding smartphonesubscriber base leading to strong data revenue growth(QoQ+12.9%, YoY+39.5%).

•As of end-1Q11, the total smartphonesubscribers stands at 3.8m, 23.5% of the total mobile subscribers.

?Interconnection revenue

•Fell 10% YoYdue to reflection of new interconnection rates.

IFRS/Consolidated

(unit: billion KRW)Mobile subs.(LHS)Churn rate(RHS)

Churn rate (RHS)

Smartphone subs.(LHS)

8

II. Business Overview

Results

Status

✓Moderated subscriber churning, but seasonality and declining call traffics squeezing PSTN revenue

✓Achieved No. 1 M/S in VoIP service

1Q 10 4Q 10 1Q 11 QoQ YoY

PSTN 803.9 704.5 654.6 -7.1% -18.6%

VoIP 63.4 79.0 78.4 -0.7% 23.6%

Others 248.0 261.2 253.2 -3.1% 2.1%

Total 1,115.4 1,044.8 986.1 -5.6% -11.6%

2. Telephone

?PSTN

•Subscriber churning is slowing down but, seasonality and declining call traffics resulted in revenue reduction.

?VoIP

•Recorded 23.6% YoYgrowth from steady rise in VoIP subscribers.

?Others

•Seasonality resulted in 3.1% QoQdrop.

(unit: billion KRW)

(KT only/unit: thousand)

IFRS/Consolidated

9II. Business OverviewBroadband subscribers

Results

Status

IPTV subscribers

1Q 10 4Q 10 1Q 11 QoQ YoY

Broadband 464.5 472.4 476.2 0.8% 2.5%

IPTV 34.5 59.9 63.1 5.4% 83.1%

IDC 45.2 48.6 47.1 -3.2% 4.1%

Others 64.0 69.6 54.4 -21.9% -15.1%

Total 608.2 650.6 640.8 -1.5% 5.4%

OTS : ollehTV Skylife

OTV : ollehTV

3. Internet

✓While maintaining a market leadership in broadband, IPTV revenue continues to rise

?Broadband

•Stabilizing churn rate along with steady increase in the subscriber base (1Q11: 1.1% churn rate & 129K net addition).

?IPTV

•With increasing popularity of OllehTV Skylife(OTS), its revenue climbed 5.4% QoQand 83.1% YoY.

?Others

•Seasonality depressed its revenue 21.9% QoQand 15.1% YoY.

IFRS/Consolidated(KT only/unit: thousand)

(unit: billion KRW)

Subs.(LHS)

Churn rate.(RHS)

II. Business Overview

4. Other Services

IFRS/Consolidated

✓ Despite stagnant real estate revenue, addition of KT Skylife offset the damage

Results

(unit: billion KRW)

	1Q 10	4Q 10	1Q 11	QoQ	YoY
Data	323.6	323.4	**307.7**	-4.9%	-4.9%
Other Service	404.9	283.0	**304.6**	7.6%	-24.8%
Sales of Merchandise	735.5	995.8	**1,072.0**	7.7%	45.8%
Other Operating Revenue	76.2	66.4	**232.5**	250.0%	205.2%
Total	1,540.2	1,668.7	**1,916.8**	14.9%	24.5%

Details of Other Service

Non-telecom Business Revenue

(unit: billion KRW)	1Q 10	4Q 10	1Q 11	QoQ	YoY
Real estate	232.0	77.9	39.8	-48.9%	-82.9%
SI	79.0	99.9	53.2	-46.7%	-32.6%
Financial Income	49.8	48.8	47.5	-2.5%	-4.5%
Security	31.9	24.7	23.0	-6.7%	-27.8%
Entertainment	6.9	7.4	5.7	-22.9%	-16.8%
Advertisement	6.7	15.0	13.1	-13.0%	96.2%
Others	-1.3	9.4	122.2		
Total	**404.9**	**283.0**	**304.6**	7.6%	-24.8%

- **Other service revenue**
  - Addition of KT Skylife in the consolidated base led to an increase in Other service revenue by 7.6% QoQ, but dropped by 24.8% YoY due to declined real estate revenue.
    - Due to changes in accounting policy to IFRS, real estate revenue was re-adjusted, leading to QoQ and YoY drop.
- **Sales of merchandise**
  - Increasing sales in expensive smartphones caused its revenue to jump 45.8% YoY.
- **Other operating revenue** Gains from disposing KT Skylife shares are included.

10

11II. Business Overview

1Q 10 4Q 10 1Q 11 QoQ YoY

Laborexpense 657.2 656.9 687.0 4.6% 4.5%

General expense 1,867.5 1,615.7 1,524.6 -5.6% -18.4%

Cost of serviceprovided 587.2 707.7 636.2 -10.1% 8.3%

Cost of goods sold 866.3 1,128.9 1,116.5 -1.1% 28.9%

Selling expense 497.5 513.8 567.9 10.5% 14.2%

Other operatingexpense 73.3 171.4 45.2 -73.6% -38.4%

Total 4,549.0 4,794.5 4,577.4 -4.5% 0.6%

(unit: billion KRW) 1Q 10 4Q 10 1Q 11 QoQ YoY

Depreciation 1,065.9 697.3 726.1 4.1% -31.9%

Commissions 309.3 331.6 323.4 -2.5% 4.5%

Inter-connection expense 303.2 304.6 289.2 -5.1% -4.6%

Marketingexpense 512.4 481.5 548.2 13.8% 7.0%

-Sales exp.

465.7	432.6 507.9 17.4% 9.1%

-Adv. exp. 46.7 49.0 40.3 -17.7% -13.8%

Results

Key Items

5. Operating Expense

?DepreciationOne-time charges from introducing IFRS in 1Q10 led to YoYdrop.

?Interconnection expenseIncorporation of new interconnection rates resulted in QoQand YoYdrop.

?Selling expenseSubscriber expansion, especially on smartphoneand IPTV, caused rising acquisition cost while retention cost also increased.

(unit: billion KRW)

IFRS/Consolidated

Appendix

III.Appendix

1.Income Statement (Consolidated/Separate)

2.Statement of Financial Position(Consolidated/Separate)

3.Factsheet (Separate)

12

Appendix

IFRS Income Statement

Consolidated

(unit: billion KRW)	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2010
Operating revenue	4,998.3	4,968.7	5,353.2	5,148.1	5,303.7	20,468.3
Wireless service revenue	1,734.6	1,809.6	1,818.6	1,784.1	1,760.0	7,146.9
Telephone service revenue	1,115.4	1,121.6	1,075.6	1,044.8	986.1	4,357.3
Internet service revenue	608.2	629.3	633.3	650.6	640.8	2,521.4
Data service revenue	323.6	328.6	322.3	323.4	307.7	1,297.8
Other service revenue	404.9	234.9	293.5	283.0	304.6	1,216.4
Sales of merchandise	735.5	762.5	1,105.1	995.8	1,072.0	3,598.9
Other operating revenue	76.2	82.4	104.8	66.4	232.5	329.7
Operating expense	4,549.0	4,285.4	4,752.6	4,794.5	4,577.4	18,381.5
Labor expense	657.2	654.7	638.0	656.9	687.0	2,606.9
General expense	1,867.5	1,512.4	1,528.7	1,615.7	1,524.6	6,524.3
Depreciation	1,065.9	684.6	675.1	697.3	726.1	3,122.9
Commissions	309.3	332.0	326.8	331.6	323.4	1,299.7
Advertising	46.7	50.0	41.1	49.0	40.3	186.8
Other general expense	445.6	445.8	485.7	537.9	434.9	1,915.0
Cost of service provided	587.2	640.3	657.9	707.7	636.2	2,593.2
Cost of service	190.0	259.3	239.5	325.5	276.2	1,014.3
Interconnection expense	303.2	317.5	320.3	304.6	289.2	1,245.5
Other cost of service	94.0	63.5	98.2	77.6	70.8	333.4
Cost of goods sold	866.3	898.6	1,181.5	1,128.9	1,116.5	4,075.4
Selling expense	497.5	505.9	596.7	513.8	567.9	2,113.9
Sales exp.	465.7	468.7	550.8	432.6	507.9	1,917.8
Bad debt expense	31.8	37.2	45.9	81.2	60.0	196.1
Other operating exp.	73.3	73.4	149.8	171.4	45.2	467.9
Operating income	449.3	683.3	600.6	353.6	726.3	2,086.8
Financial income (loss)	-69.6	-116.5	-41.2	-95.5	-60.1	-322.8
Financial income	137.2	42.5	13.0	52.6	131.5	245.3
Financial expense	209.9	177.1	71.2	142.5	197.1	600.8
Income (loss) on equity method	3.1	18.1	17.1	-5.7	5.5	32.7
Income before income taxes	379.6	566.8	559.4	258.1	666.2	1,764.0
Income tax	79.0	135.5	127.6	68.7	111.0	410.8
Income (loss) from Discontinued operations	0.0	-11.8	-0.9	-0.1	0.0	-12.8
Net income	300.6	419.5	430.9	189.3	555.2	1,340.4
Net income attributable to KT	293.4	416.0	425.0	187.0	550.2	1,321.4

Separate

(unit: billion KRW)	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2010
Operating revenue	4,894.8	4,833.6	5,109.3	5,080.7	4,863.5	19,918.4
Wireless service revenue	1,690.7	1,768.0	1,776.0	1,744.9	1,726.8	6,979.5
Telephone service revenue	1,107.2	1,112.8	1,069.0	1,033.2	977.5	4,322.2
Internet service revenue	582.3	608.6	609.6	623.9	627.3	2,424.3
Data service revenue	328.5	332.3	326.2	327.4	325.6	1,314.4
Other service revenue	310.3	118.2	171.5	156.0	70.8	756.0
Sales of merchandise	793.6	795.6	1,054.2	1,111.8	1,087.9	3,755.1
Other operating revenue	82.2	98.0	102.9	83.7	47.6	366.8
Operating expense	4,466.1	4,155.5	4,537.2	4,726.1	4,338.3	17,884.8
Labor expense	570.8	574.0	553.4	556.7	585.4	2,254.9
General expense	1,776.2	1,459.2	1,452.1	1,595.5	1,438.1	6,283.0
Depreciation	1,035.7	673.7	654.0	675.9	692.8	3,039.4
Commissions	314.9	337.3	332.2	371.0	334.5	1,355.5
Advertising	40.9	43.5	36.8	43.3	33.5	164.5
Other general expense	384.7	404.7	429.1	505.3	377.4	1,723.7
Cost of service provided	567.7	579.5	609.0	615.7	530.4	2,371.9
Cost of service	176.0	203.7	197.9	239.2	175.9	816.8
Interconnection expense	298.0	312.8	313.4	298.3	284.0	1,222.5
Other cost of service	93.7	63.0	97.7	78.2	70.6	332.6
Cost of goods sold	955.6	952.7	1,147.0	1,233.0	1,162.1	4,288.3
Selling expense	524.6	513.3	626.9	566.1	581.4	2,230.9
Sales exp.	499.7	487.6	597.5	500.4	538.0	2,085.3
Bad debt expense	24.9	25.7	29.3	65.7	43.4	145.6
Other operating exp.	71.2	76.8	148.9	159.1	40.8	455.9
Operating income	428.7	678.1	572.1	354.6	525.1	2,033.5
Financial income (loss)	-74.2	-139.3	-60.0	-89.9	-65.4	-363.5
Financial income	131.8	36.9	9.0	48.2	125.3	225.8
Financial expense	205.9	176.2	69.0	138.1	190.6	589.3
Income before income taxes	354.5	538.7	512.1	264.7	459.8	1,670.1
Income tax	74.1	131.0	119.3	71.2	105.4	395.7
Net income	280.4	407.7	392.8	193.5	354.3	1,274.4

13

kt

Appendix

IFRS Statement of Financial Position

Consolidated
(unit: billion KRW)

	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11
Asset	26,220.4	26,692.6	27,134.0	26,941.6	28,198.4
Current assets	7,342.4	7,832.5	8,349.9	7,497.3	7,957.7
Cash and cash equivalents	1,148.4	1,740.3	1,802.5	1,161.6	1,140.8
Trade and other current receivables	4,066.9	3,999.1	4,156.2	4,171.2	4,542.1
Inventories	729.4	608.5	649.6	710.6	737.2
Other current assets	1,397.7	1,484.6	1,741.6	1,453.8	1,537.6
Non-current assets	18,878.0	18,860.1	18,784.1	19,444.3	20,240.6
Trade and other current receivables	874.6	920.0	945.1	1,147.5	1,308.0
P.P.E	13,224.8	13,088.6	13,095.1	13,398.3	13,556.2
Other non-current assets	4,778.6	4,851.5	4,743.9	4,898.5	5,376.4
Liabilities	15,685.6	15,741.6	15,784.6	15,587.5	16,635.1
Current liabilities	7,614.6	7,845.2	8,016.4	7,884.7	8,000.2
Trade and other current payables	4,325.0	4,009.4	4,198.5	4,415.1	4,642.2
Short-term borrowings	2,722.9	3,151.3	3,081.2	2,722.5	2,604.7
Other current liabilities	566.7	684.5	736.7	747.1	753.3
Non-current liabilities	8,071.0	7,896.4	7,768.2	7,702.9	8,634.9
Trade and other current payables	169.3	192.4	266.5	381.5	381.0
Long-term borrowings	7,465.1	7,197.5	6,947.0	6,659.9	7,489.3
Other non-current liabilities	436.6	506.5	554.7	661.5	764.6
Equity	10,534.8	10,951.0	11,349.4	11,354.1	11,563.3

Separate
(unit: billion KRW)

	Opening	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11
Asset	24,440.0	23,696.3	24,239.4	24,510.1	24,345.1	24,730.9
Current assets	5,893.4	5,711.4	6,284.2	6,599.1	5,800.1	5,905.4
Cash and cash equivalents	1,297.4	896.4	1,526.8	1,571.7	901.3	803.7
Trade and other current receivables	3,504.7	3,882.6	3,812.3	3,956.6	3,944.8	4,217.5
Inventories	655.3	576.1	472.9	531.3	593.5	606.2
Other current assets	436.0	356.4	472.2	539.4	360.5	278.1
Non-current assets	18,546.5	17,984.9	17,955.2	17,911.0	18,545.1	18,825.5
Trade and other current receivables	696.2	753.3	807.1	845.6	1,037.9	1,167.1
P.P.E.	13,532.7	12,707.7	12,647.7	12,651.7	12,957.1	12,962.8
Other non-current assets	4,317.6	4,524.0	4,500.5	4,413.7	4,550.1	4,695.6
Liabilities	13,946.7	13,400.7	13,544.9	13,441.7	13,254.0	13,839.3
Current liabilities	6,496.4	6,366.7	6,697.4	6,919.0	6,842.1	6,723.5
Trade and other current payables	5,155.1	3,729.5	3,934.9	4,127.9	4,295.3	3,764.0
Short-term borrowings	1,024.7	1,672.3	2,205.1	2,184.2	1,940.4	1,772.9
Other current liabilities	316.6	964.8	557.4	606.9	606.4	1,186.6
Non-current liabilities	7,450.3	7,034.0	6,847.5	6,522.7	6,411.9	7,115.9
Trade and other current payables	270.7	106.6	105.4	167.0	266.2	286.8
Long-term borrowings	6,802.2	6,514.1	6,300.8	5,875.3	5,557.0	6,178.2
Other non-current liabilities	377.4	413.3	441.3	480.5	588.7	650.9
Equity	10,493.2	10,295.7	10,694.5	11,068.4	11,091.1	10,891.6

14

15

AppendixFactsheet (KT only)

•Wireless 1Q 10 2Q 10 3Q 10 4Q 10 1Q 11 QoQ YoY

• Mobilesubs. (thousand)

Grossaddition 1,855 1,752 2,037 1,636 1,684 2.9% -9.2%

Deactivation 1,503 1,526 1,800 1,427 1,426 -0.1% -5.2%

Netaddition 352 226 237 209 258 23.6% -26.6%

Churnrate(%) 2.9% 3.0% 3.5% 2.9% 2.8% -0.1%p -0.1%p

Subscribers 15,368 15,594 15,831 16,041 16,299 1.6% 6.1%

• MobileARPU (Won)

Voice 23,882 24,101 23,527 22,457 20,424 -9.0% -14.5%

Mobile data 7,384 7,785 8,031 8,824 9,823 11.3% 33.0%

Interconnection 4,743 4,921 4,957 3,743 4,014 7.2% -15.4%

Excl. Interconnection 31,267 31,885 31,559 31,281 30,247 -3.3% -3.3%

Incl. Interconnection 36,010 36,807 36,515 35,024 34,261 -2.2% -4.9%

WiFi(thousand) 291 282 275 266 259 -2.5% -11.1%

WiBro(thousand) 311 334 348 377 427 13.2% 37.0%

•Wireline 1Q 10 2Q 10 3Q 10 4Q 10 1Q 11 QoQ YoY

Subscriber(thousand)

Telephony 19,586 19,477 19,432 19,359 19,386 0.1% -1.0%

PSTN 17,614 17,255 16,942 16,635 16,453 -1.1% -6.6%

VoIP 1,972 2,222 2,490 2,724 2,932 7.6% 48.7%

Broadband 7,090 7,189 7,315 7,424 7,552 1.7% 6.5%

IPTV 1,312 1,569 1,790 2,085 2,393 14.8% 82.4%